Chris Edmunds To Call Writer Directly: +1 (904) 603-8749 chris.edmunds@redwirespace.com	8226 Philips Highway, Suite 101 Jacksonville, Florida 32256 United States
September 23, 2022
VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Beverly Singleton
Claire Erlanger

Re: Redwire Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed April 11, 2022
Form 8-K
Furnished August 10, 2022
File No. 001-39733

Ladies and Gentlemen:

On April 11, 2022, Redwire Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) an Annual Report on Form 10-K and, on August 10, 2022, the Company furnished with the Commission a Current Report on Form 8-K (collectively, the “Reports”). We are writing to address the comments raised in the letter to the Company, dated September 13, 2022, from the staff (the “Staff”) of the Commission relating to the Reports and the Company’s response letter dated September 8, 2022. The responses below correspond to the caption and number of the comment of the Staff (reproduced below in italics).

Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Supplemental Non-GAAP Information, page 50

1.We note your response to our prior comment one that the pro forma impact on Adjusted EBITDA is calculated based on the historical results of the acquired businesses, to which the Company then applies pro forma adjustments including transaction accounting adjustments and, if applicable, autonomous entity adjustments and management adjustments. Please confirm that the amount of the adjustment presented in your table does not include any management adjustments, such as amounts for expected cost savings or synergies. In this regard, Article 11 of Regulation S-X allows management adjustments to be presented in footnote disclosure, but should not be included in the actual pro forma adjustment. Please advise or revise accordingly.

Securities and Exchange Commission September 23, 2022 Page 2

Response:

The Company confirms that the amount of the pro forma impact on Adjusted EBITDA presented in the table does not include any management adjustments, such as amounts for expected cost savings or synergies. We acknowledge that Article 11 of Regulation S-X allows management adjustments to be presented in footnote disclosure only.

Form 8-K furnished on August 10, 2022

Exhibit 99.1 Earnings Release, page 7

2.We have reviewed your response to comment number two. In light of the fact that you indicate you are using this measure as a performance measure, it appears you may be violating Rule 100(b) of Regulation G by excluding changes in net working capital from the measure, which may include normal cash operating expenses. See Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. Please advise. Also, the use of the term "adjusted free cash flow" appears to imply a liquidity measure. Please provide us further details on how you use this measure as a performance measure, how it is useful to investors, and why you believe that it meets the requirements for a non-GAAP measure in Item 10(e) of Regulation SK.

Response:

The Company acknowledges the Staff’s comment and the provisions of Rule 100(b) of Regulation G. After further evaluation of how the Company and its investors use the various non-GAAP measures presented by the Company, the Company has determined that in future filings, the Company will present “Free Cash Flow” as calculated under the guidance in Question 102.07 of the Staff’s Compliance & Disclosure Interpretation on Non-GAAP Financial Measures, updated April 4, 2018 (i.e., cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). In addition, the Company will no longer present the calculation of Free Cash Flow that was presented in the Company’s earnings release furnished on August 10, 2022, or Adjusted Free Cash Flow as was proposed in the Company’s response letter to the Staff dated September 8, 2022.

As a result, the Company will modify its disclosures in future earnings releases regarding Free Cash Flow as follows (deletions appear as ~~strike through~~ and additions in bold and double underline) and will include the necessary reconciliation tables for any periods presented:

This press release contains financial measures that have not been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). These financial measures include ~~Total backlog, book-to-bill,~~ Adjusted EBITDA, Pro Forma Adjusted EBITDA and Free Cash Flow.

Securities and Exchange Commission September 23, 2022 Page 3

We use ~~certain financial measures~~ Adjusted EBITDA and Pro Forma Adjusted EBITDA to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources~~, which are not calculated in accordance with U.S. GAAP and are considered to be Non-GAAP financial performance measures~~. We use Free Cash Flow as a useful indicator of liquidity to evaluate our period-over-period operating cash generation that will be used to service our debt, and can be used to invest in future growth through new business development activities and/or acquisitions, among other uses. Free Cash Flow does not represent the total increase or decrease in our cash balance, and it should not be inferred that the entire amount of free cash flow is available for discretionary expenditures, since we have mandatory debt service requirements and other non-discretionary expenditures that are not deducted from this measure.

These Non-GAAP financial measures are used to supplement the financial information presented on a U.S. GAAP basis and should not be considered in isolation or as a substitute for the relevant U.S. GAAP measures and should be read in conjunction with information presented on a U.S. GAAP basis. Because not all companies use identical calculations, our presentation of Non-GAAP measures may not be comparable to other similarly titled measures of other companies.

Free Cash Flow is computed as ~~Adjusted EBITDA~~ net cash provided by (used in) operating activities less capital expenditures. ~~and changes in net working capital.~~

* * * *
We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned directly at (904) 603-8749 or by email at chris.edmunds@redwirespace.com.

Sincerely, /s/ Chris Edmunds Chris Edmunds Senior Vice President and Chief Accounting Officer

cc:
Peter Cannito, Chief Executive Officer and Chairman Jonathan Baliff, Chief Financial Officer
Nathan O’Konek, Executive Vice President, General Counsel and Secretary
Redwire Corporation

Securities and Exchange Commission September 23, 2022 Page 4

Ana Sempertegui
Alexander Schwartz
Kirkland & Ellis LLP